

Mailstop 3233

August 4, 2016

VIA E-MAIL
Mr. Brian D. Lawson
Chief Financial Officer
Brookfield Asset Management, Inc.
P.O. Box 762
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario, Canada M5J 2T3

> **Re: Brookfield Asset Management, Inc.**
> **Form 40-F for the year ended December 31, 2015**
> **Filed March 31, 2016**
> **File No. 033-97038**

Dear Mr. Lawson:

We have reviewed your July 26, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2016 letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2015

Financial Profile, page 28

1.   We have considered your response to comment 1.   Given the magnitude of investment
        properties and property, plant, and equipment to your balance sheet, the inherent
        uncertainty related to the underlying Level 3 unobservable inputs utilized to determine
        fair value coupled with the fact that fair value changes represent a material portion of
        your net income, we continue to believe inclusion of a sensitivity analysis of material
        assumptions based on reasonably likely changes would be appropriate.   Please revise
        future filings and provide an example of your proposed disclosures.

        You may contact Wilson K. Lee at (202) 551 - 3468 or me at (202) 551 - 3295 if you
have any questions.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Assistant Chief Accountant
                                        Office of Real Estate and
                                        Commodities